OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dynasty Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Central Avenue, 15TH FLOOR
(No. and Street)

Saint Petersburg	FL	33701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cameron Bullock	813-505-0814	cbullock@dynastyfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates, LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 100	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

10/16/2003	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MASON SAUT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DYNASTY SECURITIES, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BONNIE M. HILL
NOTARY PUBLIC
MY COMMISSION EXPIRES 8-26-2026
STATE OF FLORIDA
COMMISSION NUMBER HH 257533

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Dynasty Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Dynasty Securities LLC's auditor since 2023.

New York, NY

March 15, 2024

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Cash	$	324,805
Prepaid Expenses		10,751
Accounts Receivable and Accrued Revenue		400,096
Due to/from Parent		776,420
TOTAL ASSETS	$	1,512,072
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses		12,529
TOTAL LIABILITIES	$	12,259
MEMBER'S EQUITY		1,499,543
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,512,072

* The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognize revenue in accordance with ASC 606, revenue from contract from customers, which requires an entity to recognize the amount of revenue to which is expects to be entitled for the transfer of promise, goods or services or customers. For the majority of the Company’s contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. These fees are generally earned from connecting financial advisors onto the Customer’s platform and referral fees earned based on the financial assets those advisors invested in the Customer’s platform and the period of time in which the assets were invested. The Company also receives fees for advisory services on mergers and acquisitions (M&A) and capital markets transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2023, $1,827,925 of revenue was recognized over time and $419,288 was recognized at a point in time.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2023, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2023 financial statements. No interest or penalties were incurred for the year ended December 31, 2023.

Cash:
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable and Accrued Revenue:
Accrued revenue arises when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On January 1, 2023, there was Accounts Receivable and Accrued Revenue of $601,972. December 31, 2023, there was Accounts Receivable and Accrued Revenue of $400,096 reported in the statement of financial condition. The Company applies ASC 326 Financial Instruments – Credit Losses, which a requires entities to measure all expected credit losses for financial instruments held at the reporting date. Based on the composition of our accounts receivables and historical credit loss activity, the Company does not maintain a credit reserve balance.

Contract Balances:
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities on January 1, 2023 or December 31, 2023.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31,

2023, through March 15, 2024, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $306,876 that exceeded the required net capital of by $301,876. The Company's ratio of aggregated indebtedness to net capital was .04 to 1 as of December 31, 2023.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain of the Company's revenue contracts with external parties were originally executed by the Company's Parent and sole owner, Dynasty Financial Partners, LLC ("Parent"). These contracts have been assigned from Dynasty Financial Partners to the Company. Total Revenue earned from these contracts in 2023 was $681,504.

The Company has an Expense Sharing Agreement with its Parent, Dynasty Financial Partners, LLC. Expenses included in this agreement and revenue are paid or received by the Parent and reimbursed by Dynasty Securities, LLC. Total amounts allocated to the Company under the Expense Sharing Agreement in 2023 was $190,914. The Company accounts for a lease arrangement through the Expense Sharing Agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

As of December 31, 2023, Dynasty Securities, LLC was owed from Dynasty Financial Partners, LLC an amount of $776,420. Below is a summary table of the 2023 intercompany activity:

Due From Parent Balance as 12-31-22	$	235,249
Deposits received by the Parent on behalf of the Company		1,208,018
Deposit received by the Company for the Parent		(462,112)
Expenses allocated from the Parent		(190,914)
Expenses paid by Parent on behalf of DS		(13,821)
Due From Parent Balance as 12-31-23	$	776,420

NOTE 4 – CONCENTRATION

During 2023, 90% of revenues were earned from four customers. As of December 31, 2023, five customers make up 100% of accounts receivable and accrued revenue.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company's results are tied to global and domestic financial markets Any material adverse impact to the global economies and financial markets could also impact the Company. This present material uncertainty and risk with respect to the Company, its performance, and financial results.

Dynasty Securities, LLC
For the Year Ended December 31, 2023

Exemption Report

Dynasty Securities, LLC ("Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2023.

I, Mason Salit, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Date: 3/15/2024

Signature: Mason C. Salit

Mason Salit
CEO